CUISINE SOLUTIONS, INC.
85 South Bragg Street
Suite 600
Alexandria, VA 22312
phone: 703-270-2940
fax: 703-750-9519
www.cuisinesolutions.com

May 16, 2005

Ms. Regina Balderas
Division of Corporate Finance
US Security and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

Dear Ms. Balderas:

Cuisine Solutions is requesting in writing an extension until May 25, 2005 for our response to your follow-on questions to your review of our September 2004 and January 2005 filings (File No. 0-12800), which you verbally approved over the telephone on May 16, 2005. Please let me know if you have any concerns, and we would be pleased to respond.

Sincerely,

/s/ Stanislas Vilgrain

Stanislas Vilgrain
CEO